FDCTECH, INC.

1460 Broadway

New York, NY 10036

(877) 445-6047

August 2, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FDCTech, Inc.(formerly Forex Development Corporation) (“Registrant” and/or “Company”)
Form S-1 Registration Statement, as Amended
File No. 333-221726

Gentlepersons:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, FDCTECH, Inc., a Delaware corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-221726) filed with the Commission on November 11, 2017, and as amended on December 22, 2017, January 22, 2018, April 4, 2018, May 8, 2018, May 17, 2018 June 25, 2018 and July 26, 2018, to 2:00 p.m., Washington, D.C. time, on August 6, 2018, or as soon thereafter as practicable.

Should you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (877) 445-6047, or William B. Barnett, Esq., of the law firm of Barnett & Linn, at (818) 436-6410.

Very truly yours,

By:	/s/ Mitchell Eaglstein
Mitchell Eaglstein, President & CEO